UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-U: Progress Update
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Up Sonder, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Organization
    Delaware

    Date of organization
    Oct 14, 2015

Physical address of issuer
87 N Raymond Ave., #200, Pasadena, CA 91103, USA

Website of issuer
www.upsonder.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$150,833.00	$6,142.00
Cash & Cash Equivalents	$148,659.00	$5,993.00
Accounts Receivable	$1,649.00	$0.00
Short-term Debt	$0.00	$34,716.00
Long-term Debt	$74,319.00	$62,306.00
Revenues/Sales	$14,441.00	$15,591.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(143,197.00)	$(64,343)


April 30, 2020

FORM C-AR

Up Sonder, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Up Sonder, LLC, a Delaware limited liability company (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.upsonder.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a Delaware limited liability company, formed on October 14, 2015. The Company is currently conducting business under the name of Up Sonder.

The Company is located at 87 N Raymond Ave., #200, Pasadena, CA 91103, USA and has a website located at www.upsonder.com.

The Company primarily conducts business from its headquarters in Pasadena, California.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business

The Company provides an online marketplace for businesses and the general public to search for and hire FAA-certified drone pilots and offers direct drone service mission planning and management (the "*Services*").

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, pandemic, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.

The Company is just beginning to implement its business plan and there can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable, and the Company relies on, and will likely continue to rely on in the future, external financing to fund its operations, which may be difficult to obtain on acceptable terms to the Company.

Since inception, the Company has relied upon the issuance of membership interests and a loan from an officer of the Company to fund operations. The Company has not achieved profitable results and may incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so.

If the Company fails to execute its business plan successfully, then the Company will need to raise additional money in the future. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. The Company may have difficulty obtaining additional funding and the Company cannot assure Purchasers that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to its technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The amount of capital the Company currently has is not enough to sustain the Company's current or future business plans.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in past Offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of her or his investment.

The Company is reliant on funding provided by its CEO, Derek Waleko, the loss of which may affect the Company's operations.

The Company's CEO, Derek Waleko, has been providing personal loans to the Company to cover operational needs. If Mr. Waleko became unwilling or unable to continue funding the Company's operations, then the Company will need to procure external financing, or its financial condition and results of operations could be negatively affected.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.

In particular, the Company is dependent on Derek Waleko, who is the Chief Executive Officer of the Company, Dr. Isaac A. Nabors, who is the President of the Company, and Dr. Sung Moon Kang, who is the Chief Technology Officer of the Company. Mr. Waleko and Mr. Nabors oversee and manage accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising of the Company. Dr. Sung Moon Kang oversees R&D issues within the Company. The Company has or intends to enter into employment agreements with Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang or any managers or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states, especially California, may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company relies on Independent Contractors to provide the Services, meet its regulatory and contractual obligations to its customers and conduct its operations.
The Company depends on independent contractors, namely, drone pilots certified by U.S. Federal Aviation Administration (the "***Independent Contractors***"), to provide the Services to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if the Independent Contractors do not perform the agreed-upon services in compliance with regulatory requirements, customer requirements and in a timely and cost-effective manner. The Independent Contractors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The Company may be adversely affected if Independent Contractors engaged by the Company have been or act in a non-compliant massin with respect to FAA regulations.

All commercial drone operations need to be conducted by a pilot licensed by the U.S. Federal Aviation Administration ("*FAA*"), and the drones being flown to conduct the operations must be registered with the FAA and labeled with their registration numbers. Also, FAA airspace rules and regulations must be followed during operations. For example, the Independent Contractors shall have a valid public liability insurance and shall not fly in restricted airspace, or without the proper FAA flight waivers. Non-compliance of the Independent Contractors with any of the FAA regulations for commercial flying, specifically Part 107 rules, could have an adverse impact on the Company.

Changes in government regulations could adversely impact the Independent Contractors and the Company.

The success of the Company's operations relies heavily on government regulations and the ability of the Independent Contractors to commercially operate drones in compliance with such regulations, particularly those promulgated by the FAA. The Company expects that court actions and regulatory proceedings will continue to refine the Independent Contractors' rights and obligations under applicable regulations, the results of which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company.

The Independent Contractors and their drones may cause incidents, including collisions that injure people and destroy property.

The Independent Contractors have multiple potential obstacles associated with flying drones ranging from structures to weather and everything in between. The risk of something going wrong, such as a collision that injures a person or damages equipment, is inherent cannot be predicted. Potential drones-related incidents could have an adverse impact on the Company.

The Company may fail to improve the Services in a competitive, demanding and rapidly changing environment.

To succeed in the competitive industry, the Company must continually improve the Services to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's software developers and the Independent Contractors. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

The Company's future results may be affected if it is unsuccessful in its efforts to enter into agreements with customers from oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film industries. As a result of these and other factors, the Company's ability to introduce new or improved solutions could be adversely impacted and the Company's business would be negatively affected.

The Company's competitors may have greater resources and superior expertise.

The Company's main competitors are PrecisionHawk and DroneBase. Our competitors may have significantly greater financial, technical and human resources than we have and superior expertise in marketing the Services. These competitors also compete with us in recruiting and retaining qualified personnel, the Independent Contractors, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize the Services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that the Services will achieve initial market acceptance and our ability to generate meaningful additional revenues from the Services.

The Company's inability to address a quality or safety issue may cause negative publicity, a loss of customer confidence, and regulatory penalties.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future services, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company intends to use the proceeds from past Offerings for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from past Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of past Offerings. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of her or his investment.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Services or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of employee information and customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that customer and employee data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. There may be times when customers dislike the Services. The customers who dislike the Services may leave negative reviews, which may influence other potential customers' opinion about the Services and decrease the Company's sales. This may result in negative public opinion about the Company and the Services. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

From time to time, third parties may claim that the Company and/ or the Services infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Services infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.
Attached as <u>Exhibit A</u> to this Form C-AR, you will find GAAP compliant financials for the Company's fiscal year, 2019, which were prepared by Assure Holdings, LLC – these financial statements have not been audited.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may be subject to government or regulatory approval to operate its future business model.
The Company is working towards automating its current drone services marketplace that would have 3rd party autonomous drones to offer services in the future. Beyond Visual Line of Sight (BVLOS) and other permissions will be required to offer such services. Current rules and regulation do not allow for BVLOS. As such, future testing and implementation of automation plans may be impacted and may have a material adverse effect on its financial condition.

BUSINESS

Description of the Business
The Company provides an online marketplace for businesses and the general public to search for and hire FAA-certified drone pilots. The Company plans to reduce mission times and increase bookings by automating its drone services marketplace and solving radius-lock for autonomous drones by designing infrastructure for 3rd party autonomous drones to be able to wireless charge for extended flight times allowing more customers in more regions to be serviced in less time.

History of the Business
The Company was formed in October 2015 by Derek Waleko and Isaac A. Nabors.

The Company's Services

Service	Description	Current Market
Up Sonder	Drone Services Marketplace.	Businesses, municipalities, and the general public that need quality aerial data (photogrammetry, video, thermal, mapping, and 3D). Industries that require aerial data include oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film.

We are working to automate our current drone services marketplace by designing infrastructure to wirelessly charge and manage autonomous drones in order to offer expedited drone services through an interconnected network we have named the if-Network, "if" standing for infinity flight. The if-Network is our path to automate our current drone services marketplace performed by human pilots. The current marketplace offers our company a historical footprint and credibility to lean on for when our if-Network roles out with automated services.

Competition

The Company's main competitors are PrecisionHawk and DroneBase. While both provide drone services through Independent Contractors, neither has plans for building infrastructure to power 3rd party autonomous drones to expedite and expand services. We believe our unique approach to solving radius-lock through wireless charging infrastructure sets us appart from our competition.

Supply Chain and Customer Base
The Company relies on its Independent Contractors to provide drone services to businesses, municipalities, and the general public through the Company's online marketplace.

Intellectual Property
The Company owns the intellectual property from its API software for enterprise clients. The Company also has certain licensing rights to custom real-time kinematic positioning ("**RTK**") GPS from SySense Inc.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5570504	Rental of drones	Up Sonder	February 22, 2018	September 25, 2018	United States

Governmental/Regulatory Approval and Compliance
Although the Company is not subject to government or regulatory approval to operate its business, the Independent Contractors must comply with the FAA's rules and regulations. The Company's business may be affected by certain government regulations as noted in the Risk Factors listed above.

Litigation
None

Other
The Company's principal address is 87 N Raymond Ave., #200, Pasadena, CA 91103.

The Company mailing address is at 5482 Wilshire Boulevard, #125, Los Angeles, CA 90036.

MANAGERS, OFFICERS AND EMPLOYEES

Managers and Officers
The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. As the Company is an limited liability company, Managers have the same role as Directors would for a corporation.

Name
Derek Waleko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Founder, and Chief Executive Officer, Up Sonder, LLC (Oct 2015 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager, Founder, and Chief Executive Officer, Up Sonder, LLC (Oct 2015 – present). Oversees general operations of the Company, including accounting, R&D, talent scouting, customer service, mission planning, strategies, and fund raising.

Education
Texas Tech University (BS), Biology, 2004

Name
Isaac Nabors

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Founder, and President, Up Sonder, LLC (Oct 2015 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager, Founder, and President, Up Sonder, LLC (Oct 2015 – present). Oversees general operations of the Company, including accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising.

Education
Texas Tech University (BS), 2004
Texas Tech University Health Sciences Center (MS), 2007
Andrews University (ScD), Biomechanics, 2015

Name
Dr. Sung Moon Kang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, Up Sonder, LLC (Jan 2019 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, Up Sonder, LLC (Jan 2019 – present). Oversees R&D issues within the Company.
President, SySense, Inc. (2008 – present). Oversees technical issues within SySense, Inc.

Education
Yale University (BS), 1994
Stanford University (MS), 1996
University of California, Los Angeles (PhD) Aerospace Engineering (GN&C), 2006

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Joseph Christian	VP Sales and Marketing	June1, 2019	May 31, 2020

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Common Class A Units
Amount outstanding	46,000,000
Voting Rights	Yes, 10 votes per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to authorize and issue additional Common Membership Units, which may dilute the potential value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	98.80%

Type of security	LLC Common Class B Units
Amount outstanding	5,600,000
Voting Rights	Yes, 1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to authorize and issue additional Common Membership Units, which may dilute the potential value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	1.20%

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	364,185.90
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding: $68,819.16 through an uncollateralized loan from the Company's CEO Derek Waleko (without interest and without maturity date).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Common Units	23,000,000	$50,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	July 25, 2016	Rule 4(a)(2)
Class A Common Units	23,000,000	$100,000.00*	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	July 25, 2016	Rule 4(a)(2)
Class B Common Units	4,000,000	$250,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	July 25, 2016	Rule 4(a)(2)
Class B Common Units	1,600,000.00	$100,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	April 18, 2017	Rule 4(a)(2)
Regulation CF SAFE	1366	$357,045	Insurance, software/ hardware/website development, legal fees, accounting fees, travel, and marketing	August 1, 2019	Regulation CF

* Out of this amount, $79,000.00 is still outstanding and owed to the Company.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned on the Basis of Voting Power Prior to Offering
Derek Waleko	44.6%
Isaac Nabors	44.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$-142,913	$0.00	$0.00

Operations

The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development of the if-Network and improving booking processes and our API. We will be working towards designing new segments of the if-Network and creating higher booking transaction volumes.

Liquidity and Capital Resources

On August 1, 2019 the Company conducted an offering pursuant to Regulation CF and raised $357,045.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

The financial statements, attached hereto as Exhibit A, are an important part of this Form C-AR and should be reviewed in their entirety.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "*Member of the family*" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

10.8% of the Class B Common Units of the Company is owned by the CEO's brother-in-law, which represents a non-controlling amount of voting control, at the time of filing, constituting less than 2% of the Company's outstanding voting rights as they relate to membership units. The Company's CEO provides personal loans (without interest and without maturity date) to the Company to cover operational needs.

Isaac Nabors, the Company's Manager, Founder, and President, has been issued 23,000,000 Class A Common Units by the Company, of which Mr. Nabors has yet to pay for 18,170,000 of such Class A Common Units. The Company has not set a timetable for the payment of these Class A Common Units.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Derek Waleko
(Signature)

Derek Waleko
(Name)

Chief Executive Officer
(Title)

4/29/20
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Derek Waleko
(Signature)

Derek Waleko
(Name)

Manager
(Title)

4/29/20
(Date)

/s/ Isaac Nabors
(Signature)

Isaac Nabors
(Name)

Manager
(Title)

4/29/20
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

UP SONDER, LLC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	148,659	$	5,993
Accounts receivable		1,649		0
Deposits		525		149
Total Assets	$	150,833	$	6,142
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Related party advances	$	74,319	$	63,306
Accrued expenses		367		34,716
Total Liabilities		74,686		98,022
MEMBERS' CAPITAL				
Member Capital (Class A common units)		71,000		71,000
Member Capital (Class B common units)		350,000		350,000
Additional Paid-In Capital - SAFEs		357,045		0
Accumulated Deficit		(665,204)		(512,880)
Total Members' Capital		76,147		(91,880)
Total Liabilities and Members' Capital	$	150,833	$	6,142

UP SONDER, LLC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 14,441	$ 15,441
Operating expenses		
General and administrative	94,134	59,847
Sales and marketing	72,631	19,937
Total operating expenses	166,765	79,784
Net Income (Loss)	$ (152,324)	$ (64,343)

Up Sonder
Profit and Loss
January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019
Income						
Billable Expense Income						
Other Income			779.74			
Sales	597.00				282.00	1,300.00
Services						
Total Income	$ 597.00	$ 0.00	$ 779.74	$ 0.00	$ 282.00	$ 1,300.0
Gross Profit	$ 597.00	$ 0.00	$ 779.74	$ 0.00	$ 282.00	$ 1,300.0
Expenses						
Advertising	1,957.00	49.00	148.00	2,056.00	148.00	148.00
Bank Charges	508.75	492.31	518.41	518.28	589.51	656.43
Computer Equipment						1,313.99
Consulting			1,000.00	500.00	500.00	500.00
Cost of Labor	236.00				249.00	949.00
Development						10,437.80
Dues & Subscriptions	831.32	780.38	448.39	433.26	448.94	434.82
Legal & Professional Fees	1,735.00					1,680.00
Meals and Entertainment				39.76		
Office Expenses						
Parking						
Payroll taxes						278.90
Purchases						
R&D Supplies/Materials						
Rent or Lease	85.00	85.00	50.00	190.00	3,972.50	50.00
Salaries and wages						2,373.63
Stationery & Printing						
Taxes & Licenses			300.00			
Travel						
Website	3,085.00					2,550.00
Total Expenses	$ 8,438.07	$ 1,406.69	$ 2,464.80	$ 3,737.30	$ 5,907.95	$ 21,372.5
Net Operating Income	-$ 7,841.07	-$ 1,406.69	-$ 1,685.06	-$ 3,737.30	-$ 5,625.95	-$ 20,072.5
Net Income	-$ 7,841.07	-$ 1,406.69	-$ 1,685.06	-$ 3,737.30	-$ 5,625.95	-$ 20,072.5

Continued

	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019	Total
		2,001.00					2,001.00
							779.74
	261.00	1,114.15	450.00		-104.18		3,899.97
		3,410.90		1,299.00	3,050.00		7,759.90
$	**261.00$**	**6,526.05$**	**450.00$**	**1,299.00 $**	**2,945.82$**	**0.00$**	**14,440.6**
$	**261.00$**	**6,526.05$**	**450.00$**	**1,299.00 $**	**2,945.82$**	**0.00$**	**14,440.6**
	1,280.67	345.41	148.00	49.00	682.53	1,549.53	8,561.14
	501.54	205.52					3,990.75
							1,313.99
				304.00			2,804.00
	3,430.41	3,077.54	998.08	254.12			9,194.15
		25,000.00		28,632.44			64,070.24
	533.15	1,245.09	528.06	1,105.78	526.94	553.36	7,869.49
			350.00		1,048.75	350.00	5,163.75
			38.40			104.03	182.19
			372.77			1,079.67	1,452.44
				6.00		16.00	22.00
	552.71	376.61	390.18	1,609.16	1,473.00	1,473.02	6,153.58
			13.56				13.56
				371.21			371.21
	50.00	50.00	120.00	215.00	110.00	75.00	5,052.50
	4,745.64	4,922.97	5,100.30	4,263.40	4,017.47	4,017.46	29,440.87
				10.94			10.94
		334.00					634.00
			450.37			24.70	475.07
			4,270.00			956.25	10,861.25
$	**11,094.12$**	**35,557.14$**	**12,391.32$**	**37,209.45$**	**7,858.69$**	**10,199.02$**	**157,637.1**
-$	**10,833.12 -$**	**29,031.09 -$**	**11,941.32 -$**	**35,910.45 -$**	**4,912.87 -$**	**10,199.02 -$**	**143,196.5**
-$	**10,833.12 -$**	**29,031.09 -$**	**11,941.32 -$**	**35,910.45 -$**	**4,912.87 -$**	**10,199.02 -$**	**143,196.5**

UP SONDER, LLC.
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Class A Common Units	Class B Common Units	Additional Paid-In Capital - SAFEs	Accumulated Deficit	Total Members' Capital
Balance as of January 1, 2018	$ 71,000	$ 291,000	$ 0	$ (448,537)	$ (86,537)
Capital Contributed	0	59,000	0	0	59,000
Net Income (Loss)	0	0	0	(64,343)	(64,343)
Balance as of December 31, 2018	71,000	350,000	0	(513,786)	(101,007)
Issuance of SAFEs	0	0	320,351	0	320,351
Net Income (Loss)	0	0	0	(152,324)	(152,324)
Balance as of December 31, 2019	$ 71,000	$ 350,000	$ 320,351	$ (665,204)	$ 76,147

UP SONDER, LLC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (143,197)	$ (64,343)
Changes to operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(1,500)	1,896
(Increase) Decrease in deposits	(525)	0
Increase (Decrease) in related party advances	11,013	(13)
Increase (Decrease) in accrued expenses	(34,349)	(686
Net cash used in operating activities	(177,685)	(63,146)
Financing Activities		
Issuance of SAFEs	357,045	0
Cost of Raising Capital	(36,694)	0
Issuance of Class B common stock	0	59,000
Net change in cash from financing activities	320,351	59,000
Net change in cash and cash equivalents	142,666	(4,146)
Cash and cash equivalents at beginning of period	5,993	10,139
Cash and cash equivalents at end of period	$ 148,659	$ 5,993

UP SONDER, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

UP SONDER, LLC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on October 14, 2015. The Company is a marketplace of FAA-certified drone pilots across the United States for the oil & gas, construction, real estate, and agricultural industries. The Company is available in over 750 cities in the US. The Company can be hired by businesses needing to survey, scout, analyze, inspect, or simply have a drone's eye view of any project. The Company's headquarters are in Los Angeles, California. The company began operations in 2015.

Since Inception, the Company has relied on shareholder advances to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $148,659 and $5,993 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019, as there were no fixed assets as of December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling professional drone services. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $14,441 and $15,441 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2018 and 2017 the company had $1,649 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

The Company has taken advances from members. The balance of the related party advances were $74,319 and $69,319 as of December 31, 2019 and 2018, respectively.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' CAPITAL

Class A Common Stock

Class A Units represent 89.20% Common Membership Percentage Equity and 98.80% Common Membership Percentage voting. 46,000,000 units have been authorized as of December 31, 2019 at a total price of $150,000. As of December 31, 2019 and 2018, $71,000 of the $150,000 have been contributed to the Company as a capital contribution.

Class B Common Stock

Class B Units represent 10.80 % Common Membership Percentage Equity and 1.20% Common Membership Percentage voting. 5,600,000 units have been authorized as of December 31, 2019 at a total price of $350,000. As of December 31, 2019 $350,00 of that $350,000 has been contributed to the Company as a capital contribution. The Class B Units have a board seat controlled by the majority holder and the right to a return of capital on the same terms with Class A Units before profits are shared.

Additional Paid-In Capital – SAFEs

The Company participated in a Crowdfunded Offering, and issued Simple Agreements for Future Equity ("SAFEs") totaling $357,045. The SAFEs are automatically convertible into common stock on the completion of an equity financing of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.